FILED BY PRECISE SOFTWARE SOLUTIONS LTD.
              PURSUANT TO RULE 425 UNDER THE SECURITIES ACT OF 1933, AS AMENDED,
                              AND DEEMED FILED PURSUANT TO RULE 14A-12 UNDER THE
                                                 SECURITIES EXCHANGE ACT OF 1934

                               SUBJECT COMPANY:  PRECISE SOFTWARE SOLUTIONS LTD.
                                                    COMMISSION FILE NO.: 0-30828

This filing relates to a proposed merger between an indirect wholly owned subsidiary of VERITAS Software Corporation, a Delaware corporation ("VERITAS Software"), and Precise Software Solutions Ltd., an Israeli corporation ("Precise"), pursuant to the terms of an Agreement and Plan of Merger dated as of December 19, 2002 (the "Merger Agreement"), by and among VERITAS Software, Precise, and Argon Merger Sub Ltd., an Israeli corporation.

Precise Software Solutions Ltd. sent the following notice to its shareholders:


                         PRECISE SOFTWARE SOLUTIONS LTD.

May 21, 2003

To the Shareholders of Precise Software Solutions Ltd.:

     In December 2002, Precise Software Solutions Ltd. ("COMPANY") distributed to its shareholders a notice, dated December 24, 2002 (the "NOTICE"), regarding an extraordinary (special) meeting (the "MEETING") of the shareholders of Company. The Notice set the initial time and record date of the Meeting, and stated that the time and record date of the Meeting may be changed.

     In February 2003, Company distributed to its shareholders a notification, dated February 26, 2003 (the "NOTIFICATION"), for the postponement of the time and record date of the Meeting as was initially set in the Notice, and also stated that the time and record date of the Meeting may be further changed.

     You are hereby notified that the Meeting has been further postponed to June 25, 2003, at 7:00 a.m. (Eastern Time). The related record date for the right to participate and vote in the Meeting is postponed to May 23, 2003. The date and time of the Meeting and the related record date may be further changed.

     The location of the Meeting has not been changed. The Meeting will be held at Company's offices, 690 Canton Street, Westwood, Massachusetts 02090, USA.

     Please further note that Company will ask its shareholders to vote on the adjournment of the Meeting pursuant to Article 32(a) of Company's Amended and Restated Articles of Association, if a quorum is present at the Meeting and it becomes necessary to obtain additional votes in favor of any proposal on the agenda of the Meeting as was described in the Notice, in the event that a motion is made to adjourn the Meeting to a later time to permit further solicitation of proxies on one or all of said proposals. Company would like to enable

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its shareholders to consider such adjournment in advance and to enable those shareholders voting by proxy to expressly vote thereon.

     THEREFORE, notice is hereby given that, pursuant to Israeli law, the following matter was added as an additional proposal (Number 4) on the agenda of the Meeting:

     4. To consider and vote upon any motion to adjourn the Meeting at which a quorum is present to a later time to permit solicitation of proxies if necessary to obtain additional votes in favor of one or all of the other proposals on the agenda.

     As stated in the Notice, in connection with the matters to be considered at the Meeting, VERITAS Software Corporation ("VERITAS") has filed a registration statement on Form S-4, including a proxy statement/prospectus, with the U.S. Securities and Exchange Commission (the "SEC"). The registration statement has not been declared effective by the SEC. Company expects to deliver a proxy statement/prospectus to its shareholders containing information required by U.S. law about the matters to be considered at the Meeting after the registration statement is declared effective by the SEC. Investors and security holders are urged to read the proxy statement/prospectus when it becomes available because it will contain important information about the matters to be considered at the Meeting. Investors and security holders may obtain a free copy of the proxy statement/prospectus when it is available and other documents filed by VERITAS and Company with the SEC at the SEC's website at www.sec.gov. The proxy statement/prospectus and these other documents also may be obtained for free from VERITAS and Company.

     As stated in the Notice, Company, its directors and executive officers may be deemed to be participants in the solicitation of proxies from Company shareholders in favor of the matters to be considered at the Meeting. A description of any interests that the directors and executive officers of Company may have will be available in the proxy statement/prospectus.


                                                 Sincerely yours,

                                                 PRECISE SOFTWARE SOLUTIONS LTD.